# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SatixFy Communications Ltd., CIK 0001915403
CUSIP: M82363124
Title of class of securities: Ordinary Shares, no par value
Address of issuer's principal executive offices: 12 HAMADA ST. BUILDING B, 2ND FLOOR, REHOVOT, Israel (L3), 7670314
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000902664-24-004802
Filed by CIK 0001328785

## Reporting persons
- Senvest Management, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Richard Mashaal: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: SatixFy Communications Ltd.
Address of issuer's principal executive offices: 12 Hamada St. Rehovot 670315 Israel

## Item 2. Person Filing
Name of person filing:
This statement is filed by Senvest Management, LLC and Richard Mashaal, with respect to the ordinary shares, no par value ("Ordinary Shares") of SatixFy Communications Ltd., an Israeli company (the "Company").

The reported securities were held in the account of Senvest Technology Partners Master Fund, LP (the "Investment Vehicle").

Senvest Management, LLC may have been deemed to beneficially own the securities held by the Investment Vehicle by virtue of Senvest Management, LLC's position as investment manager of the Investment Vehicle. Mr. Mashaal may have been deemed to beneficially own the securities held by the Investment Vehicle by virtue of Mr. Mashaal's status as the managing member of Senvest Management, LLC.
Address of principal business office or, if none, residence:
Senvest Management, LLC
540 Madison Avenue, 32nd Floor
New York, New York 10022

Richard Mashaal
c/o Senvest Management, LLC
540 Madison Avenue, 32nd Floor
New York, New York 10022
Citizenship:
Senvest Management, LLC - Delaware

Richard Mashaal - Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Percent of class: 0
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Senvest Management, LLC: /s/ Bobby Trahanas, Bobby Trahanas, Chief Compliance Officer (08/11/2025)
- Richard Mashaal: /s/ Richard Mashaal, Richard Mashaal, Individually (08/11/2025)